Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

PRESENTED IN CANADIAN DOLLARS

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

(Unaudited)

	March 31, 2020 $	December 31, 2019 $

Assets

Current assets
Cash	61,900,725	19,222,195
Trade and other receivables (note 3)	4,471,213	4,058,136
Investment tax credits receivable	240,000	240,000
Inventory (note 4)	5,818,643	4,764,458
Prepaid expenses and deposits	1,062,788	1,335,620
Total current assets	73,493,369	29,620,409

Property and equipment (note 5)	803,593	684,718
Intangible assets (note 6)	2,840,409	3,128,820
Right-of-use assets (note 7)	2,121,039	2,199,381
Goodwill	3,409,165	3,409,165

Total assets	82,667,575	39,042,493

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,848,789	3,933,114
Deferred revenue	739,327	654,763
Long-term debt (note 8)	-	5,144,461
Provisions	141,071	134,956
Other liabilities (note 9)	213,430	286,858
Derivative financial instrument (note 8)	222,122	254,769
Lease liabilities (note 10)	307,185	258,685
Income taxes payable	5,446	15,763
Total current liabilities	4,477,370	10,683,369

Long-term debt (note 8)	-	6,719,924
Deferred revenue	940,458	829,784
Provisions	29,029	19,005
Lease liabilities (note 10)	2,036,407	2,125,873

Total liabilities	7,483,264	20,377,955

Shareholders’ Equity

Share capital (note 11)	193,917,357	130,266,880
Contributed surplus	15,872,210	19,580,338
Accumulated other comprehensive loss	67,929	(117,188)
Deficit	(134,673,185)	(131,065,492)

Total Shareholders’ Equity	75,184,311	18,664,538

Total Liabilities and Shareholders’ Equity	82,667,575	39,042,493

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Unaudited)

	Three months ended March 31, 2020 $	Three months ended March 31, 2019 $

Revenue
Products	1,357,539	1,347,781
Services	161,594	128,007
Lease of medical devices	41,085	-
	1,560,218	1,475,788
Cost of sales (note 13)	965,608	533,356
Gross profit	594,610	942,432

Operating expenses (recovery) (note 13)
Research and development	2,839,217	2,677,746
General and administrative	3,053,227	1,514,113
Selling and distribution	1,254,329	(529,345)
Total operating expenses	7,146,773	3,662,514

Operating Loss	6,552,163	2,720,082

Net finance (income)/costs (note 14)	(3,068,205)	172,804

Loss before taxes	3,483,958	2,892,886

Income taxes	123,735	33,800

Net loss attributed to shareholders for the period	3,607,693	2,926,686

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax of $nil (2019 - $nil)	185,117	(46,389)

Net loss and comprehensive loss for the period	3,792,810	2,880,297

Loss per share (note 15)
Basic and diluted loss per common share	0.25	0.27

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total $

Balance – January 1, 2019	10,805,494	120,932,404	16,756,294	(28,703)	(110,873,242)	26,786,753

Net loss for the period	-	-	-	-	(2,926,686)	(2,926,686)
Cumulative translation adjustment – net of tax of nil	-	-	-	(46,389)	-	(46,389)
Share-based compensation (note 12)	-	-	72,638	-	-	72,638
Balance – March 31, 2019	10,805,494	120,932,404	16,828,932	(75,092)	(113,799,928)	23,886,316

Balance – January 1, 2019	11,852,749	130,266,880	19,580,338	(117,188)	(131,065,492)	18,664,538

Net loss for the period	-	-	-	-	(3,607,693)	(3,607,693)
Cumulative translation adjustment – net of tax of nil	-	-	-	185,117	-	185,117
Exercise of share options	134,657	2,445,368	(964,813)	-	-	1,480,555
Exercise of warrants	699,421	13,258,458	(3,354,439)	-	-	9,904,019
Share-based compensation (note 12)	-	-	611,124	-	-	611,124
Issuance of common shares from offering (note 11)	3,392,500	47,946,651	-	-	-	47,946,651
Balance – March 31, 2020	16,079,327	193,917,357	15,872,210	67,929	(134,673,185)	75,184,311

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31, 2020 $	Three months ended March 31, 2019 $

Operating activities
Net loss for the period	(3,607,693)	(2,926,686)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	118,582	129,325
Amortization of intangible assets (note 6)	288,411	282,110
Depreciation of right-of-use assets (note 7)	101,173	102,224
Share-based compensation (note 12)	611,124	72,638
Interest and accretion expense (note 14)	665,315	342,012
Deferred revenue	195,238	438,306
Change in fair value of derivative financial instrument (note 8)	(32,647)	57,471
Change in fair value of contingent consideration (note 9)	14,624	(72,876)
Foreign exchange on cash	(3,290,028)	-
Changes in non-cash working capital balances
Trade and other receivables	(413,077)	(360,565)
Prepaid expenses and deposits	272,832	41,650
Inventory	(1,242,998)	217,613
Accounts payable and accrued liabilities	(961,929)	(347,454)
Provisions	16,139	(1,206,383)
Income taxes payable	(10,317)	12,573
Net cash flow used in operating activities	(7,275,251)	(3,218,042)

Financing activities
Issuance of common shares (note 11)	52,098,723	-
Transaction costs paid (note 11)	(4,152,072)	-
Payment of other liabilities (note 9)	(88,052)	-
Payment of long-term debt and interest (note 8)	(12,497,993)	(8,545)
Proceeds from share options exercised (note 12)	1,480,555	(331,490)
Proceeds from warrants exercised (note 11)	9,904,019	-
Payment of lease liabilities (note 10)	(81,427)	(80,269)
Total cash from financing activities	46,663,753	(420,304)

Net change in cash during the period	39,388,502	(3,638,346)
Foreign exchange on cash	3,290,028	-
Cash – Beginning of period	19,222,195	30,687,183
Cash – End of period	61,900,725	27,048,837

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in Canadian dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019, which were prepared in accordance with IFRS.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 7, 2020.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument and other liabilities which are measured at fair value

The accounting policies adopted are consistent with those of the previous financial year with the exception of a new revenue recognition accounting policy as outlined below in relation to the lease of medical devices.

Lease of medical devices

The company generates revenue from the lease of medical devices and the sale of certain consumable goods. Customers are charged a fixed fee per use of the medical device, called a pay per click charge, which is charged each time a procedure is completed. Per use fees are recognized within lease of medical devices revenue on the interim condensed consolidated statements of loss and comprehensive loss. The use of the medical device also requires the customer to purchase a consumable. The consumable is considered a non-lease component and is therefore recognized when control transfers to the customer. Consumable sales are recognized within product revenue on the interim condensed consolidated statements of loss and comprehensive loss. The consideration received is allocated between lease and non-lease components based on their stand-alone selling prices.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	March 31, 2020 $	December 31, 2019 $

Trade receivables	3,244,167	2,588,470
Interest receivable	7,211	32,287
Tax receivables	1,030,982	1,108,340
Other receivables	188,853	329,039
Total trade and other receivables	4,471,213	4,058,136

Amounts past due represent trade receivables past due based on the customer’s contractual terms. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At March 31, 2020 and December 31, 2019, there were no trade receivables that are past due.

4	Inventory

	March 31, 2020 $	December 31, 2019 $

Finished goods	3,035,792	2,384,704
Raw materials	2,945,457	2,403,652
Inventory provision	(162,606)	(23,898)
Total inventory	5,818,643	4,764,458

During the three months ended March 31, 2020, $940,277 (three months ended 2019 - $472,083) of inventory was recognized in cost of sales. The Company increased its inventory provision by $138,708 during the three months ended March 31, 2020 (decreased for the three months ended March 31, 2019 – $14,236). There were no other inventory writedowns charged to cost of sales during the period ended March 31, 2020.

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

5	Property and equipment

Equipment under lease is depreciated on a straight-line basis over a period of two years.

Property and equipment consist of the following:

	Furniture and fittings $	Research and manufacturing equipment $	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2020
Cost	235,169	1,386,692	718,742	-	2,340,603
Accumulated depreciation	(176,922)	(1,227,445)	(251,518)	-	(1,655,885)
Net book value	58,247	159,247	467,224	-	684,718

Three months ended March 31, 2020
Opening net book value	58,247	159,247	467,224	-	684,718
Addition	-	-	-	188,813	188,813
Foreign exchange	-	48,644	-	-	48,644
Depreciation	(9,580)	(79,880)	(17,321)	(11,801)	(118,582)
Closing net book value	48,667	128,011	449,903	177,012	803,593

At March 31, 2020
Cost	235,169	1,386,692	718,742	188,813	2,529,416
Accumulated depreciation	(186,502)	(1,258,681)	(268,839)	(11,801)	(1,725,823)
Net book value	48,667	128,011	449,903	177,012	803,593

6	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2020
Cost	300,000	257,254	4,489,295	883,140	5,929,689
Accumulated amortization	(33,802)	(170,390)	(2,169,826)	(426,851)	(2,800,869)
Net book value	266,198	86,864	2,319,469	456,289	3,128,820

Three months ended March 31, 2020
Opening net book value	266,198	86,864	2,319,469	456,289	3,128,820
Amortization	(6,926)	(12,864)	(224,464)	(44,157)	(288,411)
Closing net book value	259,272	74,000	2,095,005	412,132	2,840,409

As at March 31, 2020
Cost	300,000	257,254	4,489,295	883,140	5,929,689
Accumulated amortization	(40,728)	(183,254)	(2,394,290)	(471,008)	(3,089,280)
Net book value	259,272	74,000	2,095,005	412,132	2,840,409

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

7	Right-of-use assets

Leased premises $

As at January 1, 2020
Cost	2,616,773
Accumulated depreciation	(417,392)
Net book value	2,199,381

Three months ended March 31, 2020
Opening net book value	2,199,381
Foreign exchange	22,831
Depreciation	(101,173)
Closing net book value	2,121,039

As at March 31, 2020
Cost	2,616,773
Accumulated depreciation	(495,734)
Net book value	2,121,039

The Company leases office premises in Mississauga, Canada and Vantaa, Finland. These lease agreements are typically entered into for four to ten-year periods.

8	Long-term debt

A summary of the long-term debt is as follows:

	March 31, 2020 $	December 31, 2019 $

CIBC loan	-	11,864,385
Less: Current portion	-	5,144,461
Long-term portion	-	6,719,924

On July 30, 2018, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of $12,500,000 maturing on July 29, 2022 with an interest rate based on prime plus 2.5%. All obligations of the Company under the term loan agreement were guaranteed by current and future subsidiaries of the Company and included security of first priority interests in the assets of the Company and its subsidiaries. On February 4, 2020, the full amount of the CIBC loan, plus accrued interest, was repaid for a total payment of $12,041,032.

	March 31, 2020 $	December 31, 2019 $

Balance - Beginning of period	11,864,385	11,955,245
Interest and accretion expense	633,608	1,240,911
Scheduled and final repayments	(12,497,993)	(1,331,771)
Balance - End of period	-	11,864,385
Less: Current portion	-	5,144,461
Long-term portion	-	6,719,924

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

In connection with this term loan agreement on July 31, 2018, the Company also issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of $9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within finance costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants as at March 31, 2020 and December 31, 2019 was $222,122 and $254,769, respectively. The variables used to determine the fair values are as follows:

	March 31, 2020	December 31, 2019

Share price	$13.54	$14.75
Volatility	57%	54%
Expected life of warrants	3.3 years	3.6 years
Risk free interest rate	0.58%	1.68%
Dividend yield	-	-

9	Other liabilities

Contingent consideration $

As at January 1, 2020	286,858
Amounts paid	(88,052)
Change in fair value (note 14)	14,624
As at March 31, 2020	213,430
Less: Current portion	213,430
Long-term portion	-

Contingent consideration

On July 31, 2017, the Company entered into an Asset and Share Purchase Agreement (the agreement) to acquire all of the issued and outstanding shares and certain assets of Royal Philips’ (Philips) Sonalleve MR-HIFU business (Sonalleve). The agreement includes certain contingent consideration payments payable monthly in euro tied to future revenue levels of the Sonalleve business summarized as follows:

•	5% of revenue between the date of acquisition and December 31, 2017;

•	6% of revenue during the year ending December 31, 2018;

•	7% of revenue during the years ending December 31, 2019 and 2020; and

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

•	if total revenues are in excess of a defined amount from the date of acquisition to December 31, 2020, then the Company will be required to pay 7% of revenue from the date of acquisition to December 31, 2019.

The contingent consideration is classified as a Level 3 financial liability within the fair value hierarchy given its fair value is estimated using the discounted value of estimated future payments. The key assumptions in valuing the contingent consideration include: estimated projected net sales; the likelihood of certain levels being reached; and a discount rate of 15%.

10	Lease liabilities

	March 31, 2020 $	December 31, 2019 $

As at January 1, 2019	2,384,558	2,587,727
Repayments	(81,427)	(318,245)
Foreign exchange	8,754	(17,391)
Interest and accretion expense	31,707	132,467
Balance - End of period	2,343,592	2,384,558
Less: Current portion	307,185	258,685
Long-term portion	2,036,407	2,125,873

11	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	March 31, 2019 $	December 31, 2019 $

16,079,327 (December 31, 2019 – 11,852,749) common shares	193,917,357	130,266,880

On January 27, 2020, the Company closed an offering, resulting in the issuance of 3,392,500 common shares at a price of US$11.65, for gross proceeds of US$39,522,625 ($47,946,651, net of transaction costs).

(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price $	Weighted average remaining contractual life (years)

Balance - January 1, 2020	2,779,898	14.20	2.49
Exercised	(699,421)	14.16	2.08
Balance - March 31, 2020	2,080,477	14.26	2.30

12	Share-based payments

Compensation expense related to share options for the three months ended March 31, 2020 was $611,124 (three months ended March 31, 2019 – $72,638).

A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price $

Balance - January 1, 2020	1,109,943	10.51
Granted	16,550	15.50
Exercised	(134,657)	11.00
Forfeited/expired	(1,329)	9.06
Balance - March 31, 2020	990,507	10.53

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below. Due to the absence of Company-specific volatility rates for the expected life of the share options, the Company chose comparable companies in the medical device industry.

March 12, 2020

Share price on date of issuance	$12.96
Expected volatility	82%
Expected life of options	6 years
Risk-free interest rate	0.60%
Dividend yield	-
Number of share options issued	16,550

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

The following table summarizes information about the share options outstanding as at December 31, 2019:

Exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.40	21,277	2.44	21,277
6.00	3,300	8.64	1,100
8.50	31,000	7.63	18,047
9.10	13,000	9.13	-
9.20	483,440	9.13	-
9.30	50,000	8.40	19,794
9.70	4,950	7.07	3,850
9.90	2,800	8.00	1,393
10.20	9,900	8.21	5,500
11.00	62,784	6.70	26,959
11.23	82,200	9.64	-
11.90	51,800	8.15	23,742
13.50	8,300	6.37	7,882
14.60	93,406	6.40	83,678
15.00	55,800	5.42	55,800
15.15	16,550	9.95	-
	990,507	8.24	269,022

13	Nature of expenses

	Three months ended March 31, 2020 $	Three months ended March 31, 2019 $

Production and manufacturing costs	643,553	396,306
Salaries and benefits	3,224,351	2,538,207
Consulting fees	1,263,810	919,347
Research and development expenses	472,621	482,964
Sales and marketing expenses (recovery)	269,877	(1,065,294)
Amortization and depreciation	508,166	509,678
Share-based compensation	611,124	72,638
Rent	91,415	90,159
Software/Hardware	143,028	89,007
Insurance	436,465	26,947
Other expenses	447,971	135,911
	8,112,381	4,195,870

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

14	Finance costs/(income)

	Three months ended March 31, 2020 $	Three months ended March 31, 2019 $

CIBC loan (note 8)	633,608	305,509
Change in fair value of contingent consideration (note 9)	14,624	(72,876)
Change in fair value of derivative financial instrument (note 8)	(32,647)	57,471
Lease liability interest expense (note 10)	31,707	33,593
Royalty interest recovery	-	2,911
Interest income	(44,275)	(141,881)
Foreign exchange gain	(3,671,222)	(11,923)
	(3,068,205)	172,804

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in Canadian dollars.

				March 31, 2020
	US dollars $	Euro $	Canadian dollars $	Total $

Cash	49,757,627	1,312,195	10,830,903	61,900,725
Trade and other receivables	1,982,341	2,153,789	335,083	4,471,213
Accounts payable and accrued liabilities	(417,376)	(1,506,844)	(924,569)	(2,848,789)
Other liabilities	-	(213,430)	-	(213,430)
Lease liabilities	-	(209,508)	(2,134,084)	(2,343,592)

As at March 31, 2020, if foreign exchange rates had been 5% higher, with all other variables held constant, loss before income taxes would have been $2,642,940 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company does not use derivatives to reduce exposure to foreign currency risk.

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended March 31, 2020 $	Three months ended March 31, 2019 $

Net loss for the period	3,607,693	2,926,686
Weighted average number of common shares	14,655,420	10,805,494
Basic and diluted loss per share	0.25	0.27

Of the 990,507 (March 31, 2019 – 540,978) share options and 2,080,477 (March 31, 2019 – 2,257,171) warrants not included in the calculation of diluted loss per share for the period ended March 31, 2020, 2,349,499 (March 31, 2019 – 2,452,745) were exercisable.

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended March 31, 2020 $	Three months ended March 31, 2019 $

Salaries and employee benefits	872,671	349,590
Directors’ fees	32,500	37,500
Share-based compensation	420,357	56,634
	1,325,528	443,724

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatment of prostate disease, uterine fibroids and palliative pain treatment for patients with metastatic bone disease. The Company is managed geographically in Canada, USA, Germany and Finland.

(10)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

For the three-months ended March 31, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Revenue
Product	388,730	-	968,809	-	1,357,539
Lease	41,085	-	-	-	41,085
Services	42,765	-	118,829	-	161,594
	472,580	-	1,087,638	-	1,560,218
Cost of sales	76,634	-	888,974	-	965,608
Gross profit	395,946	-	198,664	-	594,610

Operating expenses
Research and development	3,077,757	160,841	-	(399,381)	2,839,217
General and administrative	2,342,656	633,532	-	77,039	3,053,227
Selling and distribution	524,920	160,973	568,436	-	1,254,329
Total operating expenses	5,945,333	955,346	568,436	(322,342)	7,146,773

Operating loss	5,549,387	955,346	369,772	(322,342)	6,552,163
Net finance income					(3,068,205)
Loss for the period before income taxes					3,483,958

For the three-months ended March 31, 2019:

	Canada $	Germany $	Finland $	Total $

Revenue
Product	937,309	410,472	-	1,347,781
Services	12,178	115,829	-	128,007
	949,487	526,301	-	1,475,788
Cost of sales	155,442	377,914	-	533,356
Gross profit	794,045	148,387	-	942,432

Operating expenses
Research and development	1,895,219	-	782,527	2,677,746
General and administrative	1,400,997	-	113,116	1,514,113
Selling and distribution	(991,934)	376,588	86,001	(529,345)
Total operating expenses	2,304,282	376,588	981,644	3,662,514

Operating loss	1,510,237	228,201	981,644	2,720,082
Net finance costs				172,804
Loss for the period before income taxes				2,892,886

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Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

Other financial information by segment as at March 31, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Total assets	75,524,487	836,932	1,782,332	4,523,824	82,667,575
Goodwill and intangible assets	6,249,574	-	-	-	6,249,574
Property and equipment	695,151	-	-	108,442	803,593
Right-of-use assets	1,907,057	-	-	213,982	2,121,039
Amortization of intangible assets	288,411	-	-	-	288,411
Depreciation of property and equipment	59,302	-	-	59,280	118,582
Depreciation of right-of-use asset	73,348	-	-	27,825	101,173

Other financial information by segment as at December 31, 2019:

	Canada $	Germany $	Finland $	Total $

Total assets	34,894,056	1,056,759	3,091,678	39,042,493
Goodwill and intangible assets	6,537,985	-	-	6,537,985
Property and equipment	565,638	-	119,080	684,718
Right-of-use assets	1,980,405	-	218,976	2,199,381
Amortization of intangible assets	1,134,741	-	-	1,134,741
Depreciation of property and equipment	231,657	267	240,761	472,685
Depreciation of right-of-use asset	293,393	-	113,004	406,397

18	Impact of COVID-19

In March 2020, the World Health Organization characterized the outbreak of the novel strain of coronavirus, specifically identified as COVID-19, as a global pandemic. This has resulted in governments enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally, resulting in an economic slowdown. Equity markets have experienced significant volatility and weakness and the governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There is significant uncertainty as to the likely effects of this outbreak which may, among other things, negatively impact our customers and their demand for our services. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments or quantify the impact this pandemic may have on the financial results and condition of the company in future periods.

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